FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     August                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

August, 28  2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-22

August 27, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS SECOND QUARTER 2003 SUMMARY REPORT

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report a summary of the interim report for the six months ended June 30, 2003.

Second Quarter 2003 & Subsequent Events Highlights

•

$10.5 million 2003 work program initiated at the Meadowbank property in early April

•

Resources continued to grow as 2002 drill results were integrated into resources

•

Preliminary open pit designs, including Vault deposit and Portage Pit area, expanded with improved resources

•

Initial results from 2003 drill program continued to improve the definition of resources and were in line with or exceeded expectations

•

Feasibility level metallurgical studies demonstrated significant improvements

•

$34 million raised in private placement and $5 million raised in exercise of warrants

•

Michael L. Carroll appointed as Chief Financial Officer

•

$2.1 million 2003 work program announced at Meliadine West property

•

Kimberlite bodies at Meliadine East property returned insignificant drill results

Meadowbank Gold Property, Nunavut (100% interest)

A $10.5 million 2003 work program was initiated at Meadowbank in early April 2003.  The program includes two phases of drilling totaling over 16,000 metres and is designed to complete feasibility, commence mine development permitting as well as a substantial field exploration program.

Revised resource estimates from the Meadowbank project were reported in April 2003 and incorporated results from the 2002 drill programs at the Vault deposit, Connector Zone and the new PDF deposit.  Substantial improvements in the definition and size of the Vault gold deposit were realized and initial mining studies by international mining consultants AMEC expanded the potential open pit and potentially eliminated or deferred the need for underground mining at the Vault deposit.

Resource evaluations, incorporating results from the 2002 drill programs at the Connector Zone and North Portage deposit, were estimated and combined with pre-feasibility resources from the Third Portage deposit and Bay Zone.  Second quarter 2003 Portage Pit area and Meadowbank resources were reported in early June 2003.  Preliminary open pit mining studies by AMEC on the Portage Pit area resources expanded the open pit potential of the Meadowbank project with preliminary pit designs reported in late June.

Meadowbank Project Resources* – Q2/2003

Measured and Indicated	15,471,000 t grading 4.66 g/t	2,318,000 oz. gold
Inferred	8,921,000 t grading 4.20 g/t	1,205,000 oz. gold

News Release 03-22

Page Two

Vault Revised Preliminary Pit Designs – May 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	4,100,000	3.59	473,000
Inferred	3,100,000	3.63	362,000

Note: Revised preliminary designs do not include provision for mining dilution and generate a waste to ore strip ratio of 9:1. Mineral resources which are not reserves do not have demonstrated economic viability. A cut-off grade of 1.85 g/t was used.

Portage Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	9,675,000	4.84	1,505,000
Inferred	2,164,000	4.86	338,000

Goose Island Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	1,212,000	6.70	261,000
Inferred	464,000	5.59	83, 000

Note: Revised preliminary open pit designs do not include provision for mining dilution or ramps. Mineral resources which are not reserves do not have demonstrated economic viability. A n open pit cut-off grade 1.50 g/t was applied for both deposits.  Goose Island preliminary strip ratio at 13.7:1 and Portage at 7.3:1 .

Meadowbank Project Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	14,987,000	4.65	2,240,000
Inferred	5,728,000	4.25	783,000

Note: Revised preliminary designs do not include provision for mining dilution or ramps and generate a waste to ore strip ratio of 8.5:1 Mineral resources which are not reserves do not have demonstrated economic viability.

Initial results from feasibility level metallurgical studies indicated the gold deposits at Meadowbank are amenable to a straightforward whole ore leach process, compared to the more complex bulk sulphide flotation process used in the preliminary assessment**.  Using a whole ore leach process including preaeration, test results indicated a 90% reduction in reagent consumption and a 10% reduction in primary grind energy requirements while maintaining recoveries above 93%.

Meliadine West Gold Property, Nunavut (22% carried interest)

On July 10, 2003, Cumberland reported that WMC International Ltd. (WIL) had approved a $2,070,000 work program on the Meliadine West gold project.  On July 16, 2003 Comaplex Minerals Corp (Comaplex) announced an arrangement had been entered into with WMC Resources Ltd. (WMC) whereby Comaplex proposed to merge with WMC's wholly-owned Canadian subsidiary, WIL.

Cumberland continues to enjoy the benefits of the Meliadine Mining Venture Agreement (Meliadine Agreement) dated June 5, 1995 between WIL, Comaplex and Cumberland, which, amongst other things, includes:

•

a completely carried 22% participation in the Meliadine West project covering all exploration and development costs to the commencement of commercial production and the cost of any production expansion thereafter;

•

annual payments to Cumberland which equal $500,000 each in 2004 and 2005 and $1,500,000 each year thereafter until either production commences or the agreement is terminated;

•

6% of net proceeds to Cumberland immediately upon commercial production; and

•

the right of first offer, with respect to any proposed sale of a party's interest under the Meliadine Agreement.

News Release 03-22

Page Three

Meliadine East Gold Property, Nunavut (50% interest)

A $625,000 program, shared on a 50/50 joint venture basis with partner Comaplex Minerals Corp., drill tested priority targets defined by airborne geophysical surveys and till samples collected in 2002.  The 2003 diamond drilling program was completed in mid-June with kimberlite intersected in 14 of the 16 holes completed.  On July 21, 2003, Cumberland announced one kimberlite body contained three microdiamonds considered to be insignificant.  Diamond indicator minerals are being analysed and until completed no further work is proposed.

Corporate

Michael L. Carroll was appointed Chief Financial Officer of the Company.  Mr. Carroll brings to Cumberland more than 20 years of financial management experience in the mining sector.  Most recently, he was Vice President and Treasurer of Homestake Mining Company from 1997 until the 2001 buy-out of Homestake by Barrick Gold Corporation.Financings

In June 2003, Cumberland received $5.1 million from the exercise of warrants.  On July 30, 2003, Cumberland closed a private placement of 10 million units at $3.10 per unit and one million flow through shares at $3.30 per flow through share, for gross proceeds of $34,300,000, net proceeds to Cumberland of $32,525,000.

Financial Highlights

Cumberland's exploration costs for second quarter 2003 increased to $4,833,912, compared to $2,610,895 for second quarter 2002, as a result of the substantial increase in exploration, engineering and environmental studies related to feasibility activities at the Meadowbank property in 2003.  Exploration costs are normally higher in the second quarter as the Company's drilling season usually commences in April.  As a result of the increase in exploration activity, Cumberland had a net loss of $5,165,230 for the second quarter 2003, as compared to a net loss of $3,113.303 for the second quarter, 2002.  At June 30, the Company had working capital of  $17,473,897.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).  Cumberland is well financed and is advancing the Meadowbank project to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment** completed in January 2002, which indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life.  A feasibility study was initiated in October 2002 and is expected to be completed by the end of 2003.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*Second quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.